Exhibit 21.1

Subsidiaries of the Registrant

Company	State or Other Jurisdiction of Organization	iPower Ownership Per
iPower Smart LLC	Delaware	100%
iPower Nexus Inc.	Nevada	100%
iPower Commerce LLC	Delaware	100%
iPower AI LLC	Delaware	100
Global Social Media, LLC	Nevada	60%
Box Harmony LLC	Nevada	40%